Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 27, 2012

(Supplementing Preliminary Prospectus dated February 10, 2012)

Registration No. 333-172411

This free writing prospectus should be read together with the preliminary prospectus, dated February 10, 2012 (the “Preliminary Prospectus”), relating to the initial public offering of ordinary shares by Home Loan Servicing Solutions, Ltd. (the “Company”), included in Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-172411). The following information supplements and updates the information contained in the Preliminary Prospectus. Capitalized terms used but not defined herein are defined in the Preliminary Prospectus.

Recent Developments

The Company and Barclays Bank PLC have agreed that they will modify the proposed amendments to the Servicing Advance Facility Agreements so that any pooling and servicing agreement that has triggered servicer termination events or events of default due to the downgrade of Ocwen Loan Servicing’s servicer rating by a rating agency do not lose eligibility for advance financing under the facility, unless and until Ocwen Loan Servicing or the Company receives a notice of termination of servicing. As a result of the previously disclosed Fitch Ratings Service downgrade of Ocwen Loan Servicing’s servicer ratings from RPS2 to RPS3 in December 2011, Ocwen Loan Servicing received notice on February 21, 2012 that servicer termination events or events of default had been triggered for certain pooling and servicing agreements underlying the Initial Mortgage Servicing Rights, and the percentage of pooling and servicing agreements with triggered servicer termination events or events of default based on the number of delinquent mortgage loans, loss performance of the related mortgage loans or servicer ratings downgrades increased from the previously disclosed 83% to 89%.1

While Ocwen Loan Servicing could be terminated as servicer under the applicable pooling and servicing agreements as a result of these servicer termination events or events of default, to date the parties to the related securitization transactions have not elected to exercise their rights to effectuate those terminations, and we do not believe that any such terminations are likely to

[1]	All percentages herein are based on the unpaid principal balance of the mortgage loans underlying the Initial Mortgage Servicing Rights as of December 31, 2011.

occur because Ocwen Loan Servicing has never been terminated as a servicer as a result of these or similar servicer termination events or events of default.

So long as we are in compliance with our obligations under the Purchase Agreement and the Subservicing Agreement, if Ocwen Loan Servicing or we are terminated on any such pooling and servicing agreement as a result of these servicer termination events or events of default, Ocwen Loan Servicing, as servicer or subservicer, would be required to indemnify us for a specified value intended to reflect the expected amortized value of the Initial Mortgage Servicing Rights at the time of termination. Any proceeds from indemnification could be applied to acquire additional mortgage servicing assets from Ocwen Loan Servicing. See “Risk Factors,” “Description of the Purchase Agreement—Indemnification” and “Description of Subservicing Agreement—Indemnification” in the Preliminary Prospectus.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1513161/000119312512050739/d151656ds1a.htm. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897.